VIA EDGAR SUBMISSION

May 19, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-0406

Attention: Mr. Larry Spirgel
           Assistant Director

RE:  Gilman + Ciocia, Inc.
     Form 10-K for Fiscal Year Ended June 30, 2005
     Filed September 28, 2005

     Form 10-Q for Fiscal Quarter Ended September 30, 2005
     Form 10-Q for Fiscal Quarter Ended December 31, 2005
     File No. 000-22996

Dear Mr. Spirgel:

This letter is being furnished in response to the comments contained in the letter dated March 16, 2006 (the "Letter") from Larry Spirgel, Assistant Director, of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") to Dennis Conroy, Chief Accounting Officer of Gilman + Ciocia, Inc. (the "Company"), as well as in response to follow-up questions via telephone from the Staff regarding our March 29, 2006 written response. All other comments from the March 16, 2006 letter and our response dated March 29, 2006 have been resolved except for the item below. The comment of the Staff and the Company's response is set forth below and is keyed to the sequential numbering of the comment and the heading used in the Letter related to the one item outstanding with the Staff.

Consolidated Statements of Cash Flows, page 36

4. We note your response to comment 3; however, it is unclear to us why you believe that changes in receivables from officers, shareholders and employees should be included in the operating activity section. Please tell us whether these loans impacted the income statement, and if so, explain to us your GAAP basis for this accounting treatment. Please refer to paragraph 21 of SFAS 95 which states "Cash flows from operating activities are generally cash effects of transactions and other events that enter into the determination of net income." In addition, please explain to us the nature of the Due From Office Sales line item and how it caused a $709,061 decrease in investing cash flows in fiscal 2004. Further, in light of our other comments, we believe that you should revise your 10-K for the year ended June 30, 2005 and subsequent 10-Q's to comply with this comment. Please revise or advise.

      Upon final resolution of all Staff comments, the Company will amend both its 10-K for the period ended June 30, 2005 and its 10-Qs for the periods ended September 30, 2005 and December 31, 2005 to include Receivables from officers, shareholders and employees in the investing section of the cash flows.

      The Staff is supplementally advised that the Due From Office Sales line item represents note receivables established upon the sale of practices by the Company to purchasers. The majority of the decrease of $709,061 in investing cash flows in fiscal 2004 is due to the sale of our North Shore and North Ridge offices in the amount of $900,000. This was offset by cash receipts against all other notes receivables related to office sales.

                      ------------------------------------

      As a result of subsequent inquiry by the Staff via telephone conferences, the Staff is supplementally advised upon further review that the $900,000 the Company financed for the sale of its North Shore and North Ridge offices was included in three line items; (1) as a deduction to operating activities in the $6.2 million (Gain)/Loss on Sale of Discontinued Operations; (2) as a deduction in Due From Office Sales; and (3) as an increase in Proceeds From the Sale of Discontinued Operations in investing activities.

      Upon final resolution of all Staff comments, the Company will amend its 10-K for the period ended June 30, 2005 to correct the following two line items for the $900,000 the Company financed as follows: (1) as a increase in the Due From Office Sales, which is also being reclassified to investing from operating activities; and (3) as a decrease in Proceeds From the Sale of Discontinued Operations in investing activities.

The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact me at 845-471-4457.

Sincerely,


Dennis Conroy
Chief Accounting Officer
Gilman + Ciocia, Inc.

cc: Adam Washecka, Staff Accountant, US Securities and Exchange Commission Carlos Pacho, Senior Assistant Chief Accountant, US Securities and Exchange Commission
      Michael P. Ryan, President Gilman + Ciocia, Inc.
      Laurie A. Cerveny, Bingham McCutchen LLP
      Carlton Vogt, Sherb & Co
      Arthur J. Radin, Radin, Glass & Co., LLP